FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated February 27, 2008 regarding Conclusion of formal contract between Hitachi and Canon related to comprehensive LCD panel business alliance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date March 4, 2008	By	/s/ Masahiro Hayashi
Masahiro Hayashi
Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Conclusion of Formal Contract Between Hitachi and Canon Related to

Comprehensive LCD Panel Business Alliance

Tokyo, February 27, 2008 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501, “Hitachi”) and Canon Inc. (NYSE: CAJ / TSE: 7751, “Canon”) today announced the conclusion of a formal contract related to a comprehensive liquid crystal display (LCD) panel business alliance. This follows the signing of a basic agreement among Hitachi, Canon and Matsushita Electric Industrial Co., Ltd. (NYSE: MC / TSE: 6752, “Matsushita”) regarding this alliance on December 25, 2007. Hitachi, and Matsushita announced a formal contract on February 15 concerning the same comprehensive alliance.

Under the terms of this agreement, Canon will acquire a 24.9% stake in Hitachi Displays, Ltd. (“Hitachi Displays”), a wholly owned Hitachi subsidiary that makes small and medium-sized LCD panels, from Hitachi by March 31, 2008, for approximately 43.2 billion yen, pending regulatory approval. The acquisition price was agreed upon based on an evaluation of Hitachi Displays’ value, including a 50% shareholders’ equity stake in IPS Alpha Technology, Ltd. owned by Hitachi Displays. As the next step, Canon plans to acquire*1 Hitachi Displays’ shares owned by Hitachi and Matsushita*2 and to make Hitachi Displays a Canon subsidiary. Meanwhile, Hitachi will consider the continued holding of up to 10% of Hitachi Displays’ shares.

*1	Under the formal contract signed between Hitachi and Matsushita on February 15, 2008, Matsushita will acquire a 24.9% stake in Hitachi Displays from Hitachi by March 31, 2008, pending regulatory approval.
*2	Hitachi and Matsushita have agreed that Matsushita’s planned 24.9% stake in Hitachi Displays to be owned by Matsushita will be transferred to Hitachi or a third party including Canon in the future.

1. Outline of Hitachi Displays

1) Company name	Hitachi Displays, Ltd.

2) President	Yoshiyuki Imoto

3) Headquarter	Kanda Neribei-cho 3, Chiyoda-ku, Tokyo, Japan

4) Established	October 1, 2002

5) Main businesses	Design, manufacture, and sales of small and medium-sized LCD panels and related products, as well as maintenance and services

6) Fiscal year-end	March 31

7) No. of employees	11,974 (as of March 31, 2007, Consolidated)

8) Capital	35,274.5 million yen

9) Ownership	Hitachi 100%

10) Sales	200.3 billion yen (FY 2006, Consolidated)

2. Effect on business results

Hitachi is currently analyzing the likely impact on its earnings, and will make an announcement when details are available.

There will be no material impact on Canon’s earnings in the fiscal year ending December 31, 2008.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 384,000 employees worldwide. Fiscal 2006 (ended March 31, 2007) consolidated revenues totaled 10,247 billion yen ($86.8 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

About Canon Inc.

Canon Inc. (NYSE: CAJ), headquartered in Tokyo, Japan, is a leader in the fields of professional and consumer imaging equipment and information systems. Canon’s extensive range of products includes copying machines, inkjet and laser beam printers, cameras, video equipment, medical equipment and semiconductor-manufacturing equipment. With over 131,000 employees worldwide, Canon has manufacturing and marketing subsidiaries in Japan, the Americas, Europe, Asia and Oceania; and a global R&D network with companies based in the United States, Europe, Asia and Australia. Canon’s consolidated net sales for fiscal 2007 (ended December 31, 2007) totalled $39.3 billion (at an exchange rate of ¥114 = US$1). Visit the Canon Inc. website at: www.canon.com